P/17

05011895

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Metals Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 2 1 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 18576 FISCAL YEAR 5-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 10/19/05

82-1856

2005 OCT 17 A 11:25

African Metals Corporation

ARLS
5-31-05

2005 ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2005

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The Fiscal Year 2005, ending May 31, 2005, was mainly a year of acquisition for African Metals Corporation with its focus on diamond exploration in Mali, West Africa in its quest for an economic deposit. The Company holds four diamond concessions covering 7,218 sq km. All necessary permits for exploration have been received for one concession, the Kenieba Nord, and are in the state of preparation for the other three. A preliminary exploration program was completed on the Kenieba Nord. Subsequent to the end of the fiscal year, diamond drilling intersected 844.9 m of kimberlite in 6 holes in 4 kimberlite pipes. A total of 408.9 m of split core has been sent for processing to analyze for diamonds and diamond indicator minerals.

The Company raised $400,950 during the year and $610,570 subsequent to year-end.

Acquisition of Concessions

There are three stages in the acquisition of mineral concessions in Mali. A company is first granted a 90-day Authorization of Exploration. It is necessary to complete a preliminary exploration program, write a report and submit it to the Government. If this process is accepted, the Government issues a Convention d'Etablissement which establishes ownership of specified mineral rights under the concession and the terms under which the company must operate. The third permit is the Arrete de la Miniere which allows the company to proceed with exploration.

All three permits have been granted on the Kenieba Nord diamond concession and exploration has started. The Convention d'Etablissement has been granted for both the Kenieba Sud and the Medinandi Sud concessions. The 2,106 sq km Medinandi Sud was optioned in May, 2005. Under the terms of the agreement, the Company must pay approximately $125,000 over 5 years to acquire a 95% interest subject to a 1% net smelter royalty. The other three concessions were assigned to the Company by the Government of Mali.

On the Soumala concession, the Government of Mali has approved the preparation of the final permits.

Kenieba Nord Concession

A preliminary exploration survey was carried out on the Kenieba Nord concession which consisted of taking large samples of soil over a grid and concentrating the samples for diamond indicator minerals for testing. In addition, ground magnetic surveys were completed over several of the areas. The areas surveyed were chosen by studying previous results of regional indicator mineral surveys and a recent airborne magnetic survey. Several areas of interest were discovered during the survey.

Subsequent to the end of the year, the Company completed a 9-hole, 1,553.5 m drill program. Five holes were drilled into 3 of the 12 previously discovered kimberlite pipes on the concession. These pipes, the 117, Cirque Nord and Cirque Sud, were chosen because of the presence of diamonds, favorable diamond indicator minerals and incomplete exploration in the past. A sixth hole was drilled into the Cirque Sud Ouest, either a new kimberlite or an offshoot of the Cirque Sud. A total of 844.9 m of kimberlite was intersected in the drill program. Three holes, located to test ground magnetic anomalies, did not intersect kimberlite.

A total of 22 samples of split core of kimberlite weighing 895 kg is at SGS Lakefield to be processed for diamonds and diamond indicator minerals. Results will be available in 3 to 7 weeks.

Future Work Programs

The Kenieba Nord concession presents a great opportunity for African Metals in that 7 diamonds between 34 and 232 carats have previously been discovered in alluvium in four separate areas. In is thought the source of these diamonds has been not been found, although the 117 kimberlite is just upstream from 4 of those diamonds. The Company plans an extensive study of recently acquired airborne magnetic data over most of the area covered by the Company's four diamond concessions. Potential targets will be followed up by mapping, grid sampling for diamond indicator minerals and follow-up drilling for the most prospective areas. Work is expected to start after the rainy season this fall. The main focus of activity will be on the Kenieba Nord concession.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Page -2- The Exploration Team (cont)

Verley, P. Geo. is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
This section compares the performance of the Company during for the Fiscal Year 2005. Total assets increased by $227,479 to $611,456 due mainly to an increase of $193,366 from mineral exploration and the purchase of a vehicle. The working capital surplus was virtually unchanged from the beginning of the year. The deficit increased by $170,678 to $9,711,247 during the year.

Results of Operations
The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Administration costs for the fiscal year 2005 decreased by $72,330 to $170,678 in comparison to 2004 mainly as a result of a $17,494 drop in accounting costs to $21,237 for 2005 due to a new system, drop of $13,009 in travel and promotion as a result of participation in a reduced number of shows and a drop in stock-based compensation of $48,539. Capitalized exploration and development costs increased by $193,366 in 2005 to $389,691 as a result of exploration mainly on the Kenieba Nord concession.

Summary of Quarterly Results
Selected financial information for the last eight quarters, starting with the Fourth Quarter, 2005, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010
2004 3rd Q	$ 70	$ 51,997	$ 0.004
2004 2nd Q	$ 10	$ 35,631	$ 0.003
2004 1st Q	$ 2	$ 20,533	$ 0.001
2003 4th Q	$ 56	$ 82,027	$ 0.007

Liquidity
The Company's working capital surplus was $146,237 at the end of the fiscal year, 2005. During the year, the Company raised $325,000 through the exercise of 500,000 warrants at $0.40 and 500,000 warrants at $0.25, and a further $75,950 through the exercise of 347,500 options at $0.20, 15,000 options at $0.25 and 10,000 options at $0.27 for a total of $400,950.

Subsequent to year end, African Metals completed a 1,200,000 unit private placement at $0.50 for proceeds of $600,000. Each unit consists of one share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.60 until July 19, 2006. In addition, $9,320 was received on the option of 41,000 shares at $0.20 and $0.27.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions
The Company paid management fees totalling $21,000 (2004-$20,250) to a company wholly owned by Willis W. Osborne, Director, in the fiscal year 2005 and geological fees totalling $28,930 (2004-$15,063) to Mamadou Keita, Director.

Investor Relations
Investor Relations services are conducted by management. This involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress. The Company plans to add an investor relations person soon, as Jamie Mathers resigned.

In 2005, the Company participated in two Vancouver Investor Conferences and plans to be at the San Francisco Conference in November. The current program in investor relations will continue in the fiscal year 2006. Information on the Company can be viewed online at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

African Metals Corporation

Financial Statements

May 31, 2005

May 31, 2005 | **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
African Metals Corporation

We have audited the balance sheets of African Metals Corporation as at May 31, 2005 and 2004 and the statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at *May 31, 2005 and 2004, and the results of its operations, cash flows and deferred exploration* costs for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
September 19, 2005

African Metals Corporation

Balance Sheets

May 31,		2005		2004
Assets				
Current				
Cash	$	15,300	$	86,606
Marketable securities (notes 2 and 3)		46,339		46,339
Accounts receivable		578		12,573
Share subscriptions receivable (note 8)		5,250		-
Goods and services tax receivable		3,174		3,471
Due from related party (note 4)		19,996		6,539
Prepaid expenses		94,794		29,835
		185,431		185,363
Automobile and equipment (notes 2 and 5)		**36,334**		2,289
Mineral properties, including deferred exploration costs (notes 2 and 6)		**389,691**		196,325
	$	**611,456**	$	383,977
Liabilities				
Current				
Accounts payable and accrued liabilities	$	37,381	$	37,076
Due to related parties (note 7)		1,813		4,911
		39,194		41,987
Share Capital and Deficit				
Share capital (note 8)		**9,332,470**		8,931,520
Contributed surplus (note 8)		**948,539**		948,539
Share subscription advances		**2,500**		2,500
Deficit		**(9,711,247)**		(9,540,569)
		572,262		341,990
	$	**611,456**	$	383,977

Commitments (notes 6 and 13)

Approved by the Directors:

"W. Osborne" **Director**

"M. Boiton" **Director**

African Metals Corporation

Statements of Operations and Deficit

For the year ended May 31,	2005	2004
Expenses		
Accounting and audit	$ 21,237	$ 38,731
Amortization	273	390
Bad debts	7,606	-
Bank charges	621	1,413
Consulting	10,266	16,828
Investor relations	14,400	14,400
Management fees	21,000	20,250
Office and miscellaneous	27,018	18,914
Legal	6,505	2,769
Loss on write-down and write-off of mineral properties	-	6,687
Rent	16,198	15,190
Shareholder relations	5,721	5,472
Stock exchange filing fees	7,795	10,260
Stock-based compensation (note 8)	-	48,539
Telephone	4,810	3,047
Transfer agent	4,505	4,502
Travel and promotion	22,838	35,847
	170,793	243,239
Interest income	(115)	(231)
Net loss for the year	**170,678**	243,008
Deficit, beginning of year	**9,540,569**	9,297,561
Deficit, end of year	**$ 9,711,247**	$ 9,540,569
Basic and diluted loss per share	**$ (0.01)**	$ (0.02)
Weighted average basic and diluted common shares outstanding	**14,172,953**	12,824,587

African Metals Corporation

Statements of Cash Flows

For the year ended May 31,	2005	2004
Operating activities		
Net loss for the year	$ (170,678)	$ (243,008)
Adjustments:		
Amortization	273	390
Loss on write-down and write-off of mineral properties	-	6,687
Stock-based compensation	-	48,539
	(170,405)	(187,392)
Changes in non-cash working capital items:		
Accounts receivable	11,995	(11,995)
Goods and services tax receivable	297	(2,189)
Due from related party	(13,457)	(6,539)
Prepaid expenses	(64,959)	(24,659)
Accounts payable and accrued liabilities	305	(713)
Due to related parties	(3,098)	4,495
Corporation capital tax payable	-	(6,653)
	(239,322)	(235,645)
Financing activity		
Issue of share capital for cash	**395,700**	383,880
Investing activities		
Acquisition costs of automobile and equipment	(44,419)	(1,532)
Acquisition costs of mineral properties	(2,529)	(1,800)
Deferred exploration and development costs, net of amortization	(180,736)	(109,149)
	(227,684)	(112,481)
Increase (decrease) in cash	**(71,306)**	35,754
Cash, beginning of year	**86,606**	50,852
Cash, end of year	**$ 15,300**	$ 86,606

Supplemental cash flow information (note 12)

African Metals Corporation

Statements of Deferred Exploration Costs

For the year ended May 31,	2005	2004
Exploration costs		
Amortization	$ 10,101	$ 153
Drilling, reclamation and assays	14,754	36,615
Exploration survey	111,588	20,388
Office, consulting and travel	54,394	52,146
Total costs incurred during the year	190,837	109,302
Balance of costs, beginning of year	181,815	75,698
Write-down of capitalized costs	-	(3,185)
Balance of costs, end of year	$ 372,652	$ 181,815

African Metals Corporation

Notes to the Financial Statements

May 31, 2005 and 2004

1. Nature of Business and Operations

African Metals Corporation (the "Company"), a development stage company, was continued under the British Columbia Business Corporations Act effective January 4, 2005. Its principal business activities are the exploration and development of minerals properties located in Africa.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

2. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee of the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties.

2. **Significant Accounting Policies** (continued)

b) **Asset retirement obligations**

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

c) **Marketable Securities**

Marketable securities are valued at the lower of cost or market value.

d) **Automobile and Equipment**

Automobile and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Automobile	30%	Declining balance
Equipment	20%	Declining balance
Computer	30%	Declining balance

In the year of acquisition, amortization is recorded at one-half the normal rate.

e) **Stock-based compensation**

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined using the Black-Scholes option valuation model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

f) **Income Taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

2. **Significant Accounting Policies** (continued)

g) **Loss per Share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) **Translation of Foreign Currencies**

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which transactions occurred.

i) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

j) **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

3. Marketable Securities

	2005	2004
Great Quest Metals Ltd. – 286,250 (2004 – 286,250) shares (market value - $143,125 (2004 - $157,438)	$ 43,101	$ 43,101
La Plata Gold Corporation – 4,047 (2004 - 4,047) shares (market value - $6,475; 2004 - $6,953)	3,238	3,238
	$ 46,339	$ 46,339

4. Due from Related Party

Amounts due from a corporation related by virtue of common Directors are unsecured, non-interest bearing and have no specific terms of repayment, accordingly the fair value cannot be determined. The amounts represent payments of rent and office expenses made on behalf of the corporation controlled by common Directors.

5. Automobile and Equipment

	Cost	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Automobile	$ 42,654	$ 9,649	$ 33,005	$ -
Equipment	3,297	605	2,692	1,379
Computer	1,530	893	637	910
	$ 47,481	$ 11,147	$ 36,334	$ 2,289

6. Mineral Properties

	2005			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Kofeba Concession	$ -	$ -	$ -	$ -
b. Kenieba Sud Concession	12,710	141,002	-	153,712
c. Kenieba Nord Concession	1,800	208,147	-	209,947
d. Comifa Concession	2,529	18,292	-	20,821
e. Soumala Concession	-	5,211	-	5,211
f. Medinandi Sud Concession	-	-	-	-
	$ 17,039	$ 372,652	$ -	$ 389,691

6. Mineral Properties (continued)

	2004			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Kofeba Concession	$ 3,502	$ 3,185	$ (6,687)	$ -
b. Kenieba Sud Concession	12,710	125,573	-	138,283
c. Kenieba Nord Concession	1,800	56,242	-	58,042
d. Comifa Concession	-	-	-	-
e Soumala Concession	-	-	-	-
f. Medinandi Sud Concession	-	-	-	-
	$ 18,012	$ 185,000	$ (6,687)	$ 196,325

a. Kofeba Concession

During 2003, the Company entered into an option agreement to acquire a 95% interest (subject to a 1% net smelter returns royalty ("NSR")) in a total of three concessions in southwestern Mali. The Company paid to the owners a total of 1,500,000 FCFA (approximately $3,502) on signing the option agreement and agreed to make additional payments to the owners totaling 52,500,000 FCFA (approximately $127,000) over a period of 6 to 7 years.

During 2004, the management of the Company resolved to abandon this property, and accordingly, the related capitalized costs were written-off to operations.

b. Kenieba Sud Concession

During 2003, the Company was granted a 90 day Autorisation d'Exploration ("AE"), a permit to carry out a short program of exploration, on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710). Subsequent to year end, the Company was granted a Convention d'Etablissement ("CE"), an agreement with fixed conditions of exploration.

c. Kenieba Nord Concession

During 2004, the Company was granted a 90 day AE on the Kenieba Nord Concession located in western Mali. The Company paid acquisition costs of 750,000 FCFA (approximately $1,800).

During the current year, the Company was granted a CE and an Arreté de la Miniera ("AE"), a research permit.

d. Comifa Concession

During 2004, the Company entered into an agreement to acquire a 95% interest (subject to a 1% NSR) on the Comifa Concession located in western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,529) and agreed to make additional payments to the owner for a total of 49,000,000 FCFA (approximately $122,500) over a period of 4 to 5 years.

6. **Mineral Properties** (continued)

e. **Soumala Concession**

During 2005, the Company received approval from Malian Government for the preparation of the CE and AM on Soumala Concession.

f. **Medinandi Sud Concession**

During 2005, the Company entered into an agreement to acquire a 95% interest (subject to a 1% NSR) on the Medinandi Sud Concession located in western Mali. The Company agreed to make additional payments to the owner for a total of 50,000,000 FCFA (approximately $125,000) over a period of 4 to 5 years. Nil payment was made in 2005. Subsequent to year end, the Company paid 5,000,000 FCFA (approximately $11,864) to the owner.

7. **Due to Related Parties**

Amounts due to a Director of the Company and a corporation controlled by a Director are unsecured, non-interest bearing and have no specific terms of repayment, accordingly the fair value cannot be readily determined.

8. **Share Capital**

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2005		2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	13,594,620	$ 8,931,520	12,260,420	$ 8,544,240
Issued during the year for:				
Cash	1,351,944	395,700	1,321,607	383,880
Share subscriptions receivable	20,556	5,250	-	-
Share subscription advances	-	-	12,593	3,400
Balance, end of year	14,967,120	$ 9,332,470	13,594,620	$ 8,931,520

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2005:

a. The Company issued 372,500 shares for the exercise of stock options as follows: 347,500 shares at a price of $0.20 per share for a total consideration of $69,500; 15,000 shares at a price of $0.25 per share for a total consideration of $3,750 which remains as share subscription receivable; and 10,000 shares at a price of $0.27 per share for a total consideration of $2,700 of which, $1,500 remains as share subscription receivable. Subsequent to year end, share subscriptions receivable was received in full.

8. **Share Capital** (continued)

During the Year Ended May 31, 2005 (continued):

b. The Company issued 1,000,000 shares for the exercise of warrants as follows: 500,000 shares at a price of $0.25 per share for a total consideration of $125,000; and 500,000 shares at a price of $0.40 per share for a total consideration of $200,000.

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2004:

a. The Company issued 198,200 shares for the exercise of stock options as follows: 93,000 shares at a price of $0.20 per share for a total consideration of $18,600; 26,200 shares at a price of $0.25 per share for a total consideration of $6,550; and 79,000 shares at a price of $0.27 per share for a total consideration of $21,330, of which $3,400 was received prior to May 31, 2003.

b. The Company issued 136,000 shares for the exercise of warrants at a price of $0.30 per share for a total consideration of $40,800.

c. The Company completed a Private Placement financing consisting of 1,000,000 units at a price of $0.30 per unit for a total consideration of $300,000. Each unit consisted of one share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.40 per share on or before November 5, 2004.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,359,463. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant.

A summary of the status of the Company's stock options outstanding as of May 31, 2005 and 2004 and changes during the years then ended is as follows:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,148,500	$ 0.29	1,047,700	$ 0.23
Granted	-	-	340,000	0.44
Exercised	(372,500)	(0.20)	(198,200)	(0.23)
Forfeited/cancelled	(30,000)	(0.40)	(41,000)	(0.20)
Options outstanding, end of year	746,000	$ 0.33	1,148,500	$ 0.29

8. **Share Capital** (continued)

Stock Options (continued)

At May 31, 2005, the Company had outstanding stock options exercisable to acquire 746,000 shares as follows:

Shares	Exercise Price	Expiry Date
95,000*	$ 0.25	July 13, 2006
211,000**	$ 0.27	June 26, 2007
130,000	$ 0.20	December 23, 2007
30,000	$ 0.40	July 24, 2008
80,000	$ 0.40	August 8, 2008
200,000	$ 0.47	November 28, 2008
746,000		

* 25,000 stock options were subsequently exercised.
** 16,000 stock options were subsequently exercised.

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.20	130,000	2.56	0.20
0.25	95,000	1.12	0.25
0.27	211,000	2.07	0.27
0.40	110,000	3.22	0.40
0.47	200,000	3.50	0.47
	746,000	2.59	0.33

Warrants

At May 31, 2005, Nil warrants (2004 – 1,000,000) were outstanding.

Contributed Surplus

	2005	2004
Balance, beginning of year	$ 948,539	$ 900,000
Stock-based compensation	-	48,539
Balance, end of year	**$ 948,539**	$ 948,539

9. **Related Party Transactions**

a) Management fees totaling $21,000 (2004 - $20,250) were paid to a corporation controlled by a Director.

b) Exploration costs totaling $28,930 (2004 - $15,063) were incurred with a Director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10. **Income Tax**

There was no income tax expense or recovery for 2005 or 2004.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2005	2004
Net loss for the year	$ (170,678)	$ (243,008)
Statutory Canadian corporate tax rate	35.62%	35.62%
Anticipated tax recovery	(60,796)	(86,560)
Change in tax rates resulting from:		
Effect of tax rate change	-	49,232
Unrecognized items for tax purposes	-	17,290
Benefit of loss carry forward not recognized	60,796	20,038
	$ -	$ -

The significant components of the Company's future tax asset are as follows:

	2005	2004
Exploration and development deductions	$ 660,684	$ 664,282
Automobile and equipment	3,971	275
Non-capital loss carry forwards	342,285	281,587
	1,006,940	946,144
Valuation allowance	(1,006,940)	(946,144)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $960,935 expire as follows:

2006	$ 47,896
2007	291,756
2008	72,221
2009	75,978
2010	115,287
2014	187,392
2015	170,405
	$ 960,935

At May 31, 2005, the Company has unclaimed resource and other deductions in the amount of $2,244,504 (2004 - $2,061,239) which may be deducted against future taxable income on a discretionary basis.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

11. Segmented Information

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
May 31, 2005			
Automobile and equipment	$ 35,697	$ 637	$ 36,334
Mineral properties, including deferred costs	389,691	-	389,691
	$ 425,388	$ 637	$ 426,025

	Mali	Canada	Total
May 31, 2004			
Automobile and equipment	$ 1,379	$ 910	$ 2,289
Mineral properties, including deferred costs	196,325	-	196,325
	$ 197,704	$ 910	$ 198,614

Revenue and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the year ended May 31, 2005			
Revenue	$ -	$ 115	$ 115
Expenses	(17,561)	(153,232)	(170,793)
	$ (17,561)	$ (153,117)	$ (170,678)

	Mali	Canada	Total
For the year ended May 31, 2004			
Revenue	$ -	$ 231	$ 231
Expenses	(13,703)	(229,536)	(243,239)
	$ (13,703)	$ (229,305)	$ (243,008)

12. Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended May 31, 2005 and 2004 as follows:

	2005	2004
Non-cash financing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 3,400
Share subscriptions receivable	5,250	-
Share subscriptions receivable	(5,250)	-
	$ -	$ 3,400
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (10,101)	$ (153)

13. Commitments

The Company is under obligation for various equipment leases.

Future *minimum* lease payments for the next five years are as follows:

2006	$ 2,860
2007	2,285
2008	2,285
2009	2,285
2010	2,285
	$ 12,000

14. Subsequent Event

Subsequent to year end, the Company completed a Private Placement financing consisting of 1,200,000 units at a price of $0.50 per unit for a total consideration of $600,000. Each unit consisted of one share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.60 per share on or before July 19, 2006.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at September 28, 2005)

Corporate Office & Registered & Records Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO, CFO & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Vice President of Exploration & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Share Capital:	Authorized: Unlimited Issued: 16,208,120 Options: 705,000 Warrants: 600,000 Fully Diluted 17,513,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Legal Counsel:	DuMoulin Black LLP 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Auditor:	MacKay LLP 1100 - 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF AFRICAN METALS CORPORATION (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, NOVEMBER 1, 2005, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Michael F. Bolton, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four.		
		For	Withhold
2.	To elect as Director, Michael F. Bolton.		
3.	To elect as Director, Klaus Eckhof.		
4.	To elect as Director, Mahamadou Keita.		
5.	To elect as Director, Willis W. Osborne.		
6.	To appoint MacKay LLP as Auditors of the Company.		
		For	Against
7.	To authorize the Directors to fix the auditors' remuneration.		
8.	To authorize the Directors to approve the increase in the number of common shares issuable under the Company's Stock Option Plan.		
9.	To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 10% of the outstanding shares.		
10.	To transact such other business as may properly come before the Meeting.		

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office the Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

African Metals Corporation
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B31
Fax: 604-684-5854

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

African Metals Corporation
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: ____________

CUSIP: **008287104**

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of African Metals Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, November 1, 2005, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended May 31, 2005.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve the number of shares under the Stock Option Plan described in the Information Circular.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 26th day of September, 2005.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
CEO, CFO and Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at September 26, 2005, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Tuesday, November 1, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate offices of the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 16,208,120 shares are issued and outstanding. Persons who are registered shareholders at the close of business on September 26, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*(2)
MICHAEL F. BOLTON(1) West Vancouver British Columbia, Canada. *Director*	President of Douglas Power Equipment Ltd., 1977 to present.	Since July 2001	55,503(3)
KLAUS ECKHOF Trigg, Australia *President and Director*	President of Iguana Resources Pty Ltd.	Since November 2003	Nil
MAHAMADOU KEITA Bamako, Mali, West Africa *Vice President of Exploration and Director*	Director of Great Quest Metals 1998 to present; Independent Geologist Consultant.	Since February 2003	25,500
WILLIS W. OSBORNE(1) Vancouver British Columbia, Canada *Chief Executive Officer, Chief Financial Officer and Director*	President of Great Quest Metals Ltd. 1998 to present. Independent Management and Geologist Consultant, 1987 to present.	Since May 1980	405,973(4)

(1) Member of the audit committee. Franklin Russell, a current director, is the remaining member of the audit committee but will not stand for re-election.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 26, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.

(4) Of these shares 341,084 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

No proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at May 31, 2005 and the other three most highly compensated executive officers of the Company as at May 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Willis W.	2005	$21,000	Nil	Nil	Nil	Nil	Nil	Nil
Osborne	2004	$20,250	Nil	Nil	Nil	Nil	Nil	Nil
CEO and CFO	2003	$18,000	Nil	Nil	220,000[1]	Nil	Nil	Nil

[1] Held by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company did not grant any new stock options under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized[1] ($)*	*Unexercised Options/ SARs at financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-end[1] ($) Exercisable/ Unexercisable*
Willis W. Osborne CEO and CFO	Nil	N/A	131,000	$56,330

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted no stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* (a)	*Weighted-average exercise price of outstanding options, warrants and rights* (b)	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* (c)
Equity compensation plans approved by securityholders	746,000	$0.33	874,812
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	746,000	$0.33	874,812

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Jones Richards & Company, Certified General Accountants, joined MacKay LLP, Chartered Accountants effective January 1, 2005. Jones Richards & Company was first appointed as auditors of the Company on November 25, 1999.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $21,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, CEO, CFO and a Director of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Michael Bolton	Independent	Financially literate
Franklin Russell	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
May 31, 2005	$10,800	$10,800	$610	$3,895
May 31, 2004	$6,265	$6,265	$2,770	$3,200

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 1,359,463 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under its Plan to purchase 705,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 1,359,463 to 1,620,812. If the amendment is approved, there will be 705,000 options outstanding to purchase shares issued under the Plan and 915,812 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 10% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 10% of the issued shares; and

(c) to any one individual may not exceed:

   (i) 5% of the issued shares on a yearly basis; and

   (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 1,359,463 to 1,620,812".

Since the amended Plan also permits the directors to reserve up to 10% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 10% of the issued shares of the Company".

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 26th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne,
CEO, CFO and Director